gmpc Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**04-12-2007**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20429

_____

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   April 17, 2007 (April 12, 2007)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of Registrant as specified in charter)

Vermont	1-8291	03-0127430
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification no.)

163 ACORN LANE, COLCHESTER, VERMONT	05446
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code   (802) 864-5731

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. bel

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act
(17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

INTRODUCTORY NOTE

On April 12, 2007, Northstars Merger Subsidiary Corporation ("Merger Sub"), a wholly- owned subsidiary of Northern New England Energy Corporation ("Parent"), merged with and into Green Mountain Power Corporation (the "Company") (the "Merger") pursuant to the Agreement and Plan of Merger, dated as of June 21, 2006 (the "Merger Agreement"), by and among Parent, Merger Sub and the Company. As a result of the Merger, which was effective as of 7:45 a.m. Eastern Daylight Time on April 12, 2007, the Company became a wholly-owned subsidiary of the Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of the Company's common stock, par value $3.33 1/3 per share, subject to certain limitations, was converted into the right to receive $35.00 in cash, without interest thereon.

As a result of the Merger, all of the Company's issued and outstanding capital stock is held by Parent and all of the issued and outstanding capital stock of Parent is owned, directly or indirectly, by Gaz Métro Limited Partnership, a limited partnership organized under the laws of the Province of Québec.

Section 5 — Corporate Governance and Management

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

In connection with the Merger, on April 12, 2005, William H. Bruett, Merrill O. Burns, and Marc A. vanderHeyden ceased serving as members of the Company's board of directors, and Robert Benoit, Pierre Despars, and Robert Tessier were elected as new members of the Company's board of directors.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 13, 2007, the Company filed with the Secretary of State of the State of Vermont amended and restated Articles of Incorporation, which became effective on such date. A copy of the amended and restated Articles of Incorporation is included as Exhibit 5.1 and is incorporated herein by reference.

Section 9 — Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

5.1   Amended and Restated Articles of Incorporation of Green Mountain Power Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: April 17, 2007

By: /s/ Dawn D. Bugbee

Name: Dawn D. Bugbee

Title: Vice President and Chief Financial Officer,

Treasurer and Principal Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit
5.1	Amended and Restated Articles of Incorporation of Green Mountain Power Corporation

Exhibit 5.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
GREEN MOUNTAIN POWER CORPORATION

Pursuant to the provisions of the Vermont Business Corporation Act, the undersigned corporation hereby amends and restates its Articles of Incorporation as follows:

Section 1
NAME AND DURATION

Section 1.01. The name of this corporation is Green Mountain Power Corporation (the "Corporation"). The period of its duration is perpetual.

Section 2
PURPOSE OF THE CORPORATION

Section 2.01. Subject to the applicable provisions of Title 30 of the Vermont Statutes Annotated, the Corporation is organized for the purposes of doing in the State of Vermont any and all of the things herein set forth, viz: to generate, produce, buy or in any manner acquire, and to sell, dispose of and distribute electricity for light, heat, power and other purposes and to carry on the business of furnishing, supplying, manufacturing and vending, light, heat and power, and further to manufacture, sell, produce or otherwise acquire, and to supply for public use, gas for light, heat or power, and further to construct, develop, improve, acquire, hold, own, lease, maintain and operate plants, facilities, water powers and other works for the manufacture, generation, production, accumulation, transmission and distribution of electric energy for light, heat, power and other purposes, and to exercise rights of condemnation and eminent domain in connection with the doing of its business, objects and purposes as herein set forth so far as may be permissible by law; and to do, within the State of Vermont or elsewhere, any and all such other acts and things and engage in any lawful business as are permitted to be done by a corporation organized under the Vermont Business Corporation Act of the State of Vermont.

Section 3
REGISTERED OFFICE AND AGENT

Section 3.01. The registered office of the Corporation is located at 163 Acorn Lane, Colchester, Vermont, 05446, County of Chittenden, State of Vermont, and its registered agent at such address is Donald J. Rendall, Jr.

Section 4
AUTHORIZED CAPITAL STOCK

Section 4.01. The number of authorized shares of capital stock of the Corporation is 100 shares of Common Stock of the par value of three dollars thirty-three and one-third cents ($3.33 ⅓) per share.

Section 5
VOTING AND DISSOLUTION RIGHTS

Section 5.01. The Common Stock has unlimited voting rights, and is entitled to receive the net assets of the corporation upon dissolution.

Section 6
DIRECTORS

Section 6.01. The Board of Directors shall consist of nine individuals.

Section 6.02. If any vacancies occur on the Board of Directors by reason of (i) the death of any director, (ii) the resignation of any director, or (iii) the retirement or removal from office of any director, all the directors then in office, although less than a quorum may by a majority vote of the directors in office choose a successor or successors. Unless sooner displaced, the directors so chosen shall hold office until the election of their successors at the next annual meeting of shareholders. If the directors remaining in office after the occurrence of a vacancy shall be unable by a majority vote of the directors in office to fill such vacancy within thirty (30) days after the occurrence thereof, the president or the secretary of the Corporation may call a special meeting of the shareholders at which such vacancy shall be filled. Any directorship to be filled by reason of an increase in the number of directors shall be filled at a special meeting of shareholders called for that purpose or in the event no such special meeting is so called, then at the next annual meeting.

Section 7
LIMITATION OF LIABILITY

Section 7.01. A director of the Corporation shall not be personally liable to the Corporation or its shareholders for money damages for any act or omission as a director, based upon a failure to discharge his or her own duties in accordance with § 8.30 of the Vermont Business Corporation Act, except liability for (i) the amount of a financial benefit received by a director to which the director is not entitled, (ii) an intentional or reckless infliction of harm on the Corporation or the shareholders, (iii) unlawful distributions voted for or assented to in violation of § 6.40 of the Vermont Business Corporation Act, or (iv) an intentional or reckless criminal act. If the Vermont Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Vermont Business Corporation Act, as so amended. No amendment to or repeal of this Article by the shareholders shall apply to or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

Section 8
AMENDMENT OF ARTICLES OF INCORPORATION

1. The date of the adoption of these Amended and Restated Articles of Incorporation by the directors was April 13, 2007.

2. The date of the adoption of these Amended and Restated Articles of Incorporation by the shareholders was April 13, 2007.

3. The number of shares outstanding of the Corporation at the time of the adoption of these Amended and Restated Articles of Incorporation by the shareholders was 100, the number of shares entitled to vote thereon was 100, and the number of shares of Common Stock represented at the meeting for the adoption of these Amended and Restated Articles of Incorporation was 100.

4. The number of shares voted for adoption of these Amended and Restated Articles of Incorporation was 100, and the number of shares voted against these Amended and Restated Articles of Incorporation was 0. The number cast for the adoption of these Amended and Restated Articles of Incorporation was sufficient for approval by such shares of Common Stock.

5. These Amended and Restated Articles of Incorporation shall become effective upon filing with the Vermont Secretary of State.

IN WITNESS WHEREOF, the Corporation has caused this to be signed in its name and on its behalf by its President and attested to by its Secretary on this 13th day of April, 2007.

/s/Donald J. Rendall, Jr.   /s/Christopher L. Dutton
Donald J. Rendall, Jr.   Christopher L. Dutton
Secretary   President